Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 5 DATED JULY 9, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 30, 2015, Supplement No. 1 dated May 8, 2015, Supplement No. 2 dated May 27, 2015, Supplement No. 3 dated June 4, 2015 and Supplement No. 4 dated June 12, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property investments; and
(3)	updates to the management of our advisor.

OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of June 2015, we accepted investors’ subscriptions for, and issued, a total of 162,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $4.0 million, consisting of approximately 138,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $3.4 million, and approximately 24,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $561,000. As of June 30, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 7.9 million shares of common stock in the offering, resulting in gross proceeds to us of approximately $195.4 million (including shares issued pursuant to our distribution reinvestment plan). As of June 30, 2015, approximately 112.1 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 123 of the prospectus.
Description of Real Estate Investments
As of June 30, 2015, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 107 properties, acquired for an aggregate purchase price of $451.8 million, located in 27 states, consisting of 9 multi-tenant and 98 single tenant properties, comprising approximately 2.2 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of June 30, 2015, these properties were 99.3% leased and had a weighted average lease term remaining of 12.1 years. We acquired two properties between June 1, 2015 and June 30, 2015. The properties generally were acquired through the use of proceeds from our initial public offering and debt borrowings.

Management of Our Advisor
The following information supersedes and replaces the section of our prospectus captioned “Management — Our Advisor” beginning on page 83 of the prospectus.
Our advisor is Cole REIT Advisors V, LLC (CR V Advisors), a Delaware limited liability company that was formed on December 13, 2012, and is an affiliate of our sponsor, Cole Capital®. Whereas CR V Advisors was formed solely for the purpose of managing our company and has no prior operating history, certain employees within the Cole Capital organization, which employed approximately 400 persons as of the date of this supplement, are dual employees of CR V Advisors, and perform the services required to manage our operations in that capacity. These employees include the members of our advisor’s real estate management team. Our advisor has contractual and fiduciary responsibilities to us and our stockholders. Our advisor is wholly-owned indirectly by American Realty Capital Properties, Inc. (ARCP).
The officers and key personnel of our advisor or certain affiliates are as follows:

Name	Age*	Position(s)
Glenn J. Rufrano	65	Chief executive officer and president
Simon J. Misselbrook	37	Chief financial officer and treasurer
Thomas W. Roberts	56	Executive vice president, real estate
William C. Miller	45	Executive vice president, investment management
Lauren Goldberg	47	Executive vice president, general counsel and secretary
T. Glenn Kindred, Jr.	49	Executive vice president
Todd J. Weiss	43	General counsel, real estate and assistant secretary
* As of July 9, 2015.
The backgrounds of Messrs. Rufrano and Misselbrook are described in the “Management — Executive Officers and Directors” section of the prospectus, as supplemented. Below is a brief description of the other officers and key employees of our advisor.
Thomas W. Roberts has served as executive vice president, real estate of our advisor since June 2015 and previously served as executive vice president and head of real estate investments of our advisor from December 2012 until June 2015. In addition, Mr. Roberts serves or served in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Credit Property Trust IV, Inc.	Chairman of the board of directors, chief executive officer and president	December 2014 - Present

Cole REIT Advisors IV, LLC (CCPT IV Advisors)	Chief executive officer and president Executive vice president and head of real estate investments Executive vice president and managing director of real estate	December 2014 - Present January 2013 - December 2014 July 2010 - January 2013

Cole REIT Advisors, LLC (CCPT I Advisors); Cole REIT Advisors III, LLC (CCPT III Advisors); Cole Capital Partners, LLC (Cole Capital Partners); Cole Capital Advisors, Inc. (Cole Capital Advisors)	Executive vice president, real estate Executive vice president and head of real estate investments Executive vice president and managing director of real estate	June 2015 - Present January 2013 - June 2015 September 2009 - January 2013

Cole Corporate Income Advisors, LLC (CCI Advisors)	Executive vice president, real estate Executive vice president and head of real estate investments Executive vice president and managing director of real estate	June 2015 - Present January 2013 - June 2015 April 2010 - January 2013

Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors)	Executive vice president, real estate Executive vice president and head of real estate investments Executive vice president and managing director of real estate	June 2015 - Present January 2013 - June 2015 July 2010 - January 2013

Cole REIT Advisors II, LLC (CCPT II Advisors)	Executive vice president and head of real estate investments Executive vice president and managing director of real estate	January 2013 - Present September 2009 - January 2013

Cole Corporate Income Advisors II, LLC (CCI II Advisors)	Executive vice president, real estate Executive vice president and head of real estate investments	June 2015 - Present February 2013 - June 2015

Cole Realty Advisors, Inc.	Executive vice president and head of real estate investments President	June 2013 - December 2013 September 2009 - June 2013
Prior to joining Cole Capital and its affiliates, Mr. Roberts served as president and chief executive officer of Opus West Corporation, a Phoenix-based real estate developer, from March 1993 until May 2009. Mr. Roberts also worked as vice president, real estate development for the Koll Company from 1986 until 1990. In July 2009, Opus West Corporation filed for Chapter 11 bankruptcy protection. Mr. Roberts received a B.S. from Arizona State University. Mr. Roberts has been active in many professional and community organizations including the Greater Phoenix Economic Council, International Council of Shopping Centers, National Association of Industrial and Office Properties, Young Presidents Organization, Urban Land Institute, Phoenix Boys and Girls Club, and Xavier College Preparatory Board of Trustees.
William C. Miller has served as executive vice president, investment management of our advisor since June 2015. In addition, Mr. Miller serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Capital Partners	Chief executive officer and president	June 2015 - Present

Cole Capital Corporation	President and treasurer	June 2015 - Present

CCPT I Advisors; CCI Advisors; CCPT III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; CCI II Advisors; Cole Capital Advisors	Executive vice president, investment management	June 2015 - Present
Mr. Miller has served as chief executive officer and president at Cole Capital, our sponsor, since June 2015. In this role, Mr. Miller provides strategic direction and oversees all aspects of private capital management for Cole Capital, including product development, external and internal sales, marketing, broker-dealer relations, due diligence and securities operations. Mr. Miller previously served as senior vice president and chief sales officer of Cole Capital from March 2015 through June 2015. Mr. Miller has been in the financial services business for more than 20 years and has extensive leadership experience in capital markets, real estate and distribution. Prior to joining Cole Capital, he served as senior vice president and director of national accounts for American Funds, from July 2012 until March 2015, where he was responsible for leading business development, strategy and relationship management efforts for the retail wire/regional broker-dealers, as well as the global banking channel in the United States. In addition to his experience at American Funds, Mr. Miller previously served as executive vice president and managing director of national products for Realty Capital Securities from May 2010 until June 2012, as executive vice president and chief sales officer for AXA Equitable Distributors from 2006 until 2010, and in senior leadership roles for Lincoln Financial Distributors from 2003 until 2006, most recently as senior vice president and channel president. Mr. Miller is a graduate of Hobart College. He holds FINRA Series 7 and 24 licenses.
Lauren Goldberg has served as executive vice president, general counsel and secretary of our advisor since June 2015. In addition, Ms. Goldberg serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors; CCI Advisors; CCPT III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; CCI II Advisors; Cole Capital Partners; Cole Capital Advisors	Executive vice president, general counsel and secretary	June 2015 - Present
Ms. Goldberg joined ARCP in May 2015 as executive vice president, general counsel and secretary. Prior to joining ARCP, Ms. Goldberg served as executive vice president, general counsel and chief compliance officer for global cosmetics company, Revlon, Inc. from March 2011 through December 2013. In this role, she was responsible for all aspects of Revlon’s legal and regulatory affairs, served on the senior operating committee and oversaw Revlon’s corporate governance matters. Additionally, Ms. Goldberg served as senior vice president - law for MacAndrews & Forbes Inc. from November 2009 until February 2011, and as an Assistant United States Attorney for the United States Attorney’s Office in the Southern District of New York, from October 2000 until October 2009. Prior to her service in the U.S. Attorney’s Office, Ms. Goldberg worked as an associate with Stillman & Friedman, P.C. and with Fried, Frank, Harris, Shriver & Jacobson LLP. Ms. Goldberg also has prior accounting experience as an associate at Coopers & Lybrand. She received her law degree from the Columbia Law School and her undergraduate degree in accounting from the Wharton School, University of Pennsylvania.
T. Glenn Kindred, Jr. has served as executive vice president of our advisor since March 2014. In addition, Mr. Kindred serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors; CCPT II Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; Cole Capital Partners; Cole Capital Advisors	Executive vice president	March 2014 - Present
Mr. Kindred joined ARCP in November 2013 as executive vice president of ARCP’s restaurant division. Prior to joining ARCP, Mr. Kindred held the position of managing director at GE Capital from February 2007 through November 2013. Mr. Kindred served as senior vice president of Trustreet Properties, Inc. (Trustreet), a publicly traded REIT that specialized in net leased restaurant properties, from its formation in February 2005 until GE Capital acquired Trustreet in February 2007. Mr. Kindred has 15 years’ experience in executive roles in the real estate industry.

Todd J. Weiss has served as general counsel, real estate and assistant secretary of our advisor since March 2014. In addition, Mr. Weiss serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors; CCPT II Advisors; CCPT III Advisors; CCI Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; CCI II Advisors; Cole Capital Partners; Cole Capital Advisors	General counsel, real estate and assistant secretary	March 2014 - Present
Prior to joining Cole Capital and its affiliates in November 2004, Mr. Weiss was an associate general counsel and assistant secretary with GE Capital Franchise Finance Corporation from February 2002 until November 2004. He was in private practice with the law firm of Snell & Wilmer LLP from 1997 to 2002. Mr. Weiss received a B.A. degree in Government from The University of Texas at Austin in 1994 before earning his J.D. and graduating with high honors in 1997 from Chicago-Kent College of Law.
In addition to the officers and key personnel listed above, our advisor employs personnel who have extensive experience in selecting, managing and selling commercial properties similar to the properties sought to be acquired by us. As of the date of this supplement, our wholly-owned subsidiary, CRI REIT V, LLC, is the sole limited partner of our operating partnership.

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